Exhibit 99.1

Unaudited pro forma consolidated financial data

Effective October 14, 2011, we completed the acquisition of Tech Disposal, Inc., whereby we purchased all of the issued and outstanding shares of Tech Disposal, Inc. for an initial consideration comprised of: 400 newly issued shares of E-Waste Systems, Inc. Series A convertible preferred stock, each share having a face value of $100 and 200,000 newly issued shares of restricted common stock of E-Waste Systems, Inc., each share valued at $0.26 at the date of the transaction. The total amount of the deferred consideration and therefore the eventual number of E-Waste Systems, Inc. shares of common stock to be issued will be computed by reference to 4.5 times the adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of Tech Disposal, Inc. for the 12 month period commencing October 14, 2011, less the parties’ agreed value of the initial consideration at $140,000 divided by the agreed value per share to be agreed at the conclusion of the earn-out period, subject to the value of the deferred consideration not exceeding $2 million.

The unaudited pro forma consolidated statement of income data are based on our audited consolidated statement of income for the years ended December 31, 2011 and 2010. The unaudited pro forma statement of income data have been prepared to reflect the acquisition of Tech Disposal, Inc. as if it had occurred on each of January 1, 2011 and 2010.

The unaudited pro forma consolidated financial data appearing below are based on our financial statements prepared in accordance with U.S. GAAP. These principles require the use of estimates that affect the reported amounts of assets, liabilities, revenue and expenses. Management believes those estimates are reasonable, but actual results could differ from those estimates. The unaudited pro forma consolidated financial data have been prepared based on the assumptions described in the notes thereto, which management believes are reasonable and may be revised as additional information becomes available. The object of the unaudited pro forma consolidated data is to provide information about the continuing effect of the acquisition of Tech Disposal, Inc. by indicating how that transaction might have affected our historical consolidated statement of income had it occurred as of January 1, 2011 and 2010, respectively and the consequential impacts our historical consolidated balance sheets as of December 31, 2011 and 2010, respectively. The transaction is accounted for as a purchase with the purchase price allocated to the fair value of the assets acquired and the liabilities assumed.

The following paragraphs describe the bases on which we have carried out our preliminary purchase price allocations to the separate assets and liabilities acquired as a result of the purchase business combination that records the acquisition of Tech Disposal, Inc.

Customer lists have been valued using an income-based methodology that uses discounted cash flows. The operating cash flows attributable to each customer list are calculated by charging appropriate costs to the identifiable revenue stream. These cash flows represent a return on all of the assets employed in their generation. In order to separately value customer lists, the value of the required return for other identifiable assets must be determined. These contributory asset charges represent the fair return required on all assets that are necessary for the realization of the cash flows and as such are made for all assets that contribute to the cash flows in line with their contribution. Charges for the use of contributory assets have been calculated, in the aggregate, for the use of net working capital and fixed assets. The contributory asset charges are deducted from the cash flows calculating a net present value attributable to each customer list. Estimates have been made of the useful economic lives of individual customer lists based on the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity.

Contingent consideration has been recorded based on an estimated outcome of the contractual contingencies, the terms of which are set out in the share purchase agreement and takes the form of a forward 12 months earn-out based on EBITDA. The maximum value of the contingent consideration is $2 million. Because the amount of contingent consideration payable cannot be determined with certainty at the date of acquisition it is accounted for as a liability. When the amount of contingent consideration is eventually fixed by reference to the contractual terms, the liability will be settled by issuing a corresponding number of shares of common stock. In addition, the contractual terms of the consulting agreement entered into with the selling shareholder have been evaluated against the criteria set out in EITF 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination, and based on such evaluation the contingent consideration has been categorized as an adjustment to the purchase consideration as opposed to compensation for services.

As we complete the processes necessary for the determination of a final allocation of the purchase consideration, adjustments to certain assets and liabilities will be made, including the potential reclassification of amounts between tangible fixed assets, intangible fixed assets and other assets and liabilities that may, in turn, result in changes to amortization and depreciation. The financial effect of such changes to amortization and depreciation could be significant depending on the amounts allocated and the estimated useful life of those assets.

The pro forma consolidated financial data is unaudited, is provided for information purposes only and is not necessarily indicative of what the results of operations would have been had the acquisition of Tech Disposal, Inc. actually taken place as of January 1, 2011 or January 1, 2010. Furthermore, the unaudited pro forma consolidated financial data do not purport to represent what our financial position or results of operations might be for any future period.

The unaudited pro forma consolidated financial data should be read in conjunction with “management’s discussion and analysis of financial condition and results of operations” and our historical audited and unaudited financial statements and the related notes included elsewhere in the Form 10-K.

E-WASTE SYSTEMS, INC.
Pro Forma Consolidated Balance Sheets

ASSETS

	December 31,	December 31,
	2011	2010
	(Unaudited)	(Unaudited)

CURRENT ASSETS

Cash	$6,493	$621
Inventory	17,000	-

Total Current Assets	23,493	621

PROPERTY AND EQUIPMENT, net	9,865	10,091

OTHER ASSETS

Deposits	4,405	2,500
Vendor relationships	-	-
Goodwill	-	-

Total Other Assets	4,405	2,500

TOTAL ASSETS	$37,763	$13,212

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

Accounts payable and accrued expenses	$190,248	$25,146
Accrued expenses-related parties	530,308	-
Accrued interest	13,845	1,039
Derivative liability	7,371	-
Convertible notes payable	85,500	-
Note payable related party	50,240	13,877
Contingent consideration	292,000	292,000

Total Current Liabilities	1,169,512	332,062

LONG-TERM LIABILITIES

Deferred tax	-	-

Total Long-Term Liabilities	-	-

STOCKHOLDERS' DEFICIT

Preferred stock, 10,000,000 shares authorized
at par value of $0.001, 400 shares issued
and outstanding	0	-
Common stock, 190,000,000 shares authorized
at par value of $0.001, 100,764,624
shares issued and outstanding, respectively	100,765	100,200
Additional paid-in capital	222,456	(22,681)
Accumulated deficit	(1,454,971)	(396,369)

Total Stockholders' Deficit	(1,131,749)	(318,850)
TOTAL LIABILITIES AND
STOCKHOLDERS' DEFICIT	$37,763	$13,212

E-WASTE SYSTEMS, INC.
Pro Forma Consolidated Statements of Operations
(Unaudited)

	For the 12 Months Ended
	December 31
	2011	2010

REVENUES	$575,972	$1,900
COST OF SALES	368,784	2,519
GROSS MARGIN	207,188	(619)

OPERATING EXPENSES

Directors' and officers' accrued compensation	499,417	-
Consultants' fees	11,540	-
Professional fees	524,221	-
General and administrative	188,808	63,223
Depreciation	2,526	484
Impairment expense	367,973	319,044

Total Operating Expenses	1,594,485	382,751

LOSS FROM OPERATIONS	(1,387,297)	(383,370)

OTHER EXPENSES
Interest expense	(39,709)	(930)
Gain on derivative liability	19,533	-

Total Other Income/(Expenses)	(20,176)	(930)

LOSS BEFORE INCOME TAXES	(1,407,473)	(384,300)
PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(1,407,473)	$(384,300)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(0.05)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	100,283,303	7,457,534